CINGULAR WIRELESS LLC	EXHIBIT 99a

PART I

Item 1A.	Risk Factors

Factors Relating to Our Business
Substantial competition in all aspects of our business could continue to cause reduced pricing and have adverse effects on our profit margins. There is substantial competition in all aspects of the wireless communications industry. Our competitors are principally the three other national carriers doing business as Verizon Wireless, Sprint Nextel and T-Mobile and a large number of regional providers of cellular, PCS and other wireless communications services, resellers and wireline telephone service providers. Competition continues to intensify as wireless carriers include more equipment discounts and bundled

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
services in their offerings, including more minutes and free long distance and roaming services. Accordingly, we could experience additional pricing pressure which potentially would negatively impact our revenue growth and profit margins. This could also lead to incrementally lower ARPU amounts. We expect these trends to continue.
As 3G and other technologies are developed and become available, all the major wireless communications companies have begun to install new infrastructure in their networks to meet the growing demand for these services and to remain competitive. Due in part to the highly competitive marketplace, the pressure on Cingular to expedite deployment of such technologies will require continued capital deployment, which increases finance and depreciation costs.
FCC regulations and government policy in general promote robust competition, and new rules or changes to existing rules, such as rules for providing spectrum leasing and requiring wireless local number portability for customers changing wireless local carriers, increase this trend and contribute to pressure on churn and margins.
Many of our competitors have substantial financial, technical, marketing, distribution and other resources. As a response to the intensifying competition, the need for cost reduction and the requirements for additional radio spectrum, we believe that the industry will continue to consolidate. This may produce larger and more formidable competitors with greater financial ability to rapidly deploy new technologies and continue to reduce prices to increase their subscriber base. As a result, our market share and profit margins may decrease.
New communications technologies, such as Wi-Fi and voice over Internet, are being developed and deployed by competitors, which may affect our ability to grow our wireless data and voice businesses.
Our wireless data business could be severely disrupted if we are prohibited from providing one of our most popular wireless data devices. We have an agreement with Research in Motion Limited and its affiliates (RIM) to purchase and resell BlackBerry® hand-held devices and to distribute the BlackBerry services as part of our wireless data communications business. In litigation against RIM by various patent holders, a court has held that BlackBerry services infringe several patents. This decision has in part been upheld on appeal, and the U.S. Supreme Court has declined to review the case. We are not a party to the patent litigation. On February 24, 2006, the trial court will consider issuing an injunction on the patent claims affirmed on appeal, which could prohibit RIM and companies that market its products and services, including us, from providing the BlackBerry services. We have approximately one million RIM BlackBerry users. While RIM has publicly stated that they believe they have developed a non-infringing technology modification, there can be no assurance that such modification will be upheld by the courts as non-infringing the patents at issue. If an injunction is issued and RIM’s modification is determined to infringe such patents, we could have to either migrate our BlackBerry users to another handheld device and service platform and/or separately seek licenses from the patent holders. While there could be some expense and disruption associated with implementing the modification, the expense and/or disruption to our customers from having to migrate our subscribers to another device and service platform or to negotiate licenses from the patent holders could be very expensive and disruptive to our wireless data business.
ARPU from voice services has declined for several years and may continue under pressure. Our ARPU has weakened over the past several years, declining from $52.91 to $49.65 over the past five years. This trend has resulted from:

•	decreased roaming revenues due to lower negotiated roaming rates and broader network footprints, which obviate the need for roaming;

•	increased competition, which has reduced pricing generally; and

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors

•	expansion of subscriber bases to customers on lower price plans, such as prepaid, reseller plans and our FAMILYTALK® and similar plans targeting different market segments.
None of these trends show signs of abating in the near term. In addition, we added a higher aggregate percentage of lower-ARPU prepaid and reseller subscribers than postpaid subscribers during the fourth quarter of 2005, and this trend may continue. Therefore, we believe that pressure on ARPU from voice services may continue.
If we fail to make continued progress in integrating AT&T Wireless, our churn could increase, our subscriber growth could slow and our financial results could decline. The ongoing challenges to integrate AT&T Wireless into our company include:

•	delivering a single, consistent and effective customer experience across all functions;

•	integrating and rationalizing the separate analog, TDMA and GSM network systems without reducing service coverage or quality;

•	consolidating and rationalizing corporate information technology and administrative infrastructures;

•	creating a strong and positive Cingular brand identity with subscribers who migrated from AT&T Wireless service;

•	reducing redundant facilities and resources.
If we do not successfully address these integration challenges in a timely and cost-effective manner, we may disrupt service, lose subscribers, experience reduced growth and fail to realize the anticipated benefits or synergies of the acquisition to the extent, or in the timeframe, anticipated. The size and scale of the acquisition of AT&T Wireless increase both the scope and consequences of ongoing integration risks.
If our wireless service offerings or customer care service do not meet customer expectations, it could limit our ability to retain or attract subscribers. Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance, quality, reliability and coverage of our wireless networks. Consumer demand could be impacted by differences in technology, footprint and service areas, network quality, consumer perceptions, customer care levels and rate plans. We will have difficulty retaining subscribers if we are unable to meet our customers’ expectations for network quality and coverage, billing systems or customer care. An inability to address those issues could limit our ability to expand our network capacity or subscriber base and place us at a competitive disadvantage to other wireless service providers in our markets. These issues could affect our ability to attract new subscribers as well.
A high rate of subscriber churn could negatively impact our business. Wireless communications services providers experience varying rates of subscriber churn. We believe that subscribers change wireless providers for many reasons, including perceptions of poor call quality, inadequate service offerings, excessive price, limited coverage area and unsatisfactory customer service. We incur significant expenses to improve customer retention and reduce churn by subsidizing product upgrades and/or reducing pricing to match competitors’ initiatives, upgrading our network and providing improved customer service. There can be no assurance that these efforts will be successful. A high rate of churn could adversely affect our results of operations because we would lose revenue and because the cost of adding a new subscriber, which generally includes a commission expense and/or a handset subsidy, is a significant factor in income and profitability.
We are committing a substantial amount of capital to upgrade our wireless voice networks to offer advanced data services over a 3G network, but there can be no assurance that widespread demand for these services will develop. While demand for our advanced data services is growing, revenues from such

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
sources are currently a small portion of our total revenues. Continued growth in wireless data services is dependent on increased development and availability of popular applications and improved availability of handsets and other wireless devices with features, functionality and pricing desired by customers. EDGE and UMTS/ HSDPA are new technologies, and a limited number of applications and devices designed to operate on these technologies are currently available. If applications and devices are not developed and do not become commercially accepted, our revenues and competitive position could be materially and adversely affected. We cannot give assurance that in the near future there will be widespread demand for advanced wireless data services or that data revenues will constitute a significant and growing portion of our total revenues, nor can we provide assurance that this demand will develop at a level that will allow us to earn a reasonable return on our investment.
Customer demand for high-speed wireless service is unknown in the U.S., and demand for 3G services in Europe has generally been disappointing and in Asia has varied significantly. As these services are in their infancy in the U.S. and are being offered in a highly competitive market, we cannot provide assurance that these services can be priced at profitable levels. Significant challenges also exist to develop and produce at reasonable cost handsets that successfully address battery life, size and functionality issues. Furthermore, our own experience encouraging subscribers to migrate from TDMA to GSM service was that substantial handset subsidies were required. If we are unable to promote effectively and obtain reasonable penetration of this service in our subscriber base at adequate pricing levels, our ability to earn an acceptable rate of return on our investment and protect our operating margins could be jeopardized.
Our choice for the next generation of technology, UMTS/ HSDPA, is a new technology, which could become obsolete and/or not commercially accepted, which could result in our having to invest in new network infrastructure and a delay in offering new services. New high-speed 3G wireless services are now being offered by wireless carriers in the U.S. that combine the attributes of faster speed, greater data capability, better portability and greater functionality than services provided over existing networks. We have chosen UMTS/ HSDPA as our advanced 3G technology, but there will be one or more competing technological standards, several options within each standard, vendor-proprietary variations and rapid technological innovation. Other technologies could emerge as preferred data networks for some services and, if those technologies are widely accepted, we may miss the opportunity to offer those services because of our technology choice. There is a risk that UMTS/ HSDPA could be inadequate or become obsolete as 4G technologies are developed.
Our business expansion and network upgrade will require substantial additional capital, and we are now dependent on AT&T and BellSouth to provide working capital and long-term financing. We will require substantial capital for acquiring systems, constructing network infrastructure, concluding our technology migration and upgrade plan, expanding our network capacity, investing in joint venture affiliates and making other capital investments.
The actual amount of capital required may vary materially from our current estimates. Unforeseen delays, cost overruns, regulatory changes, engineering and technological changes, legal costs and judgments and other factors may also require additional funds.
As a result of the cash needs described above, we may need to incur significant amounts of additional financing. AT&T and BellSouth have committed to provide us with working capital financing. If AT&T or BellSouth are unable or unwilling to finance our operating and capital needs on a timely basis, we could be unable to pursue our business plan or meet our financial obligations unless AT&T and BellSouth permit us to seek external financing.
Delay in completing our network expansion in California and Nevada could result in substantially greater operating expenses. Our agreement to dissolve our GSMF venture with T-Mobile required us to sell to

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
them our California and Nevada network assets and construct our own network in these states. As of December 31, 2005, we still had significant construction to complete. We have an agreement to purchase minutes from T-Mobile for a four-year transition period while we build out our own network. In the event that our expansion is not completed in a timely manner and we must extend our agreement to purchase minutes from T-Mobile, our operating costs could substantially increase.
Termination or impairment of our relationship with a small number of key suppliers or vendors could adversely affect our revenues and results of operations. We have developed relationships with a small number of key vendors, including Nokia Mobile Phones, Inc., Sony Ericsson Mobile Communications, LG InfoComm U.S.A., Inc., Motorola, Inc., and Samsung Electronics Co., Ltd. for our supply of wireless handsets and devices; Nortel Networks, Inc., Ericsson, Nokia Networks, Inc., Siemens and Lucent for our supply of telecommunications infrastructure equipment; Convergys Information Management Group and StarTek, Inc. for billing or customer care services; Bechtel Corporation for build-out of our networks; and Siebel Systems, Inc., Sun Microsystems, Inc. and Cisco Systems, Inc. for information systems. We do not have operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. If these companies were unable to honor, or otherwise failed to honor their obligations to us, or terminated their relationship with us, we could experience disruptions of our business and adverse effects on our revenues and results of operations.
If we fail to obtain access to additional spectrum, we may not be able to expand the geographic reach of Cingular-branded services, increase our subscriber base in areas we currently serve or meet the anticipated demand for new services. Although our acquisition of AT&T Wireless, our purchase of spectrum licenses from NextWave and participation in various joint ventures have generally provided us with access to sufficient additional spectrum to meet anticipated levels of usage and provide 3G services in the near term, we may need additional spectrum in certain markets to optimize service, especially over the long term. If we cannot obtain access to new markets through auctions, spectrum exchanges or leasing, acquisitions, joint ventures or other means, it could impede our growth. In addition, an inability to add spectrum in some of our existing markets could adversely affect the quality of service if the demand for wireless communications continues to increase at a rapid rate.
To provide service in domestic and international markets where we do not have network infrastructure, we rely on roaming arrangements with other carriers, which we may be unable to obtain or maintain in the future. We may not be able to obtain or maintain roaming agreements with other wireless providers on terms that are acceptable to us. Our customers automatically can access another provider’s system only if the other provider allows our customers to roam on its network. We rely on agreements to provide roaming capability to our customers in many areas outside our service area and to improve coverage within our network footprint. Some competitors may be able to obtain lower roaming rates than we do because they have larger call volumes or because of their affiliations with, or ownership of, wireless providers, or may be able to reduce roaming charges by providing service principally over their own network. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service we or our affiliates provide, the price of a roaming call may not be competitive with prices of other wireless providers for such a call, or our customers may not be able to use some of the advanced features, such as voicemail notification, that the customers enjoy when making calls on our network. Finally, we may not be able to continue to obtain roaming agreements for our next-generation products and services with pricing or coverage we desire.
In all markets where our roaming providers operate, we are at risk because we do not control those entities. As a result, we may not be able to compel them to participate in our technology migration and enhancement strategies or to expand their coverage areas. Our ability to provide service on a nationwide level and to implement our next-generation strategy could be adversely affected if these providers are

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
unable or unwilling to participate in the further development of our digital network or if they cease to provide services comparable to those we offer on our networks. Some of these carriers are still building their GSM/ GPRS/ EDGE networks, primarily in rural areas. If those carriers are delayed or prevented from completing their GSM/ GPRS/ EDGE networks, or if they cease doing business, our customers might be unable to roam on those networks when out of their home service areas, or they may have to roam on carriers’ networks with which we have less favorable roaming agreements. To the extent our roaming providers that have developed GSM/ GPRS do not deploy EDGE or UMTS technology, our ability to expand our EDGE and UMTS service area beyond our own network will be limited, which could adversely affect demand for the service. If we lose the ability to rely on roaming providers to provide service in an area, we may be required to commit capital resources to the construction of our own network in those areas rather than to the pursuit of other business opportunities.
Our lack of control over a large part of our distribution network could hurt our ability to grow our subscriber base. As of December 31, 2005, we had nearly 260,000 distribution channels, of which approximately 2,100 were our own stores or kiosks. We rely heavily upon independent agents, national retailers and the distribution channels of AT&T and BellSouth to sell our products and services. Many of these distributors also sell communications products and services of other companies, and we cannot completely control the marketing messages they use in their selling efforts or their preferences to sell our products and services as opposed to those of our competitors. As a result, our distribution channels may be ineffective to a degree that we cannot directly address, which could hurt our ability to generate subscriber additions and maximize revenues.
The potential impact of unionization and organizing activities, which we expect will increase, could adversely affect our costs and results of operations. All of our businesses, excluding joint ventures, are subject to various agreements with the CWA. These agreements contain provisions requiring us to maintain neutrality if the union conducts an organizing campaign and requiring us to allow employees to vote to unionize by presenting authorization cards rather than participating in a more difficult secret ballot process conducted by the National Labor Relations Board. In an effort to gain recognition in the areas not already covered by a contract, union activity may increase. We believe that no other national wireless provider currently employs a unionized workforce to any significant extent. At the expiration of the CWA agreements, a work stoppage could prevent us from providing service to our customers in the areas covered by the expired contracts and possibly result in subscriber loss and a reduction in revenue.

Factors Relating to Our Industry
We may be adversely affected by the significant changes in the wireless communications industry. The wireless communications industry is experiencing significant changes. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new services, evolution to new 3G standards and changes in end-user needs and preferences. Also, alternative technologies are developing for the provision of services to subscribers that may provide wireless communications services or alternative services superior to those available from us. Accordingly, there can be no assurance that technological changes will not materially adversely affect us.
Industry growth could be affected by increased market penetration. The penetration rate in the wireless communications market is approximately 70%. Although this market continues to grow, increased penetration could have the effect of slowing subscriber growth, and gross subscriber additions of any carrier could increasingly have to be obtained from other carriers’ churn. Currently, we believe that approximately 70% of industry gross additions during 2005 were formerly subscribers of another wireless carrier. If this condition continues, we expect competition could intensify and our subscriber growth could be increasingly dependent on reducing our churn rate.

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
Our operating results, including our profit or loss, margins, and cash flow generation, may fluctuate on a quarterly basis, and may not be representative of our results for the full year. The wireless industry, including our company, has experienced a trend of generating a significantly higher number of subscriber additions in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increasing use of retail distribution, which is dependent upon the year-end holiday shopping season, the timing of new product and service announcements and introductions, competitive pricing pressures and aggressive marketing and promotions. Strong fourth quarter results for subscriber additions may not continue for the wireless industry or for us. The number of our subscriber additions in the fourth quarter could decline for a variety of reasons, including our inability to match or beat pricing plans offered by competitors, failure to adequately promote our products, services and pricing plans, failure to have an adequate supply or selection of handsets or lower demand for wireless services. If in any year fourth quarter results fail to significantly improve upon subscriber additions from the year’s previous quarters, this could adversely impact the growth of our subscriber base, which could limit revenue growth in subsequent periods.
The revenues we generate from subscribers roaming on our network, as well as the expenses we incur related to our subscribers roaming on other carriers’ networks, fluctuate on a quarterly basis, with increases typically occurring during the summer months due to an increase in travel during these periods. These fluctuations may result in higher or lower roaming revenues and expenses in any given quarter, thereby increasing or decreasing our profit or loss for that quarter. Our capital expenditures vary due to the timing of network expansion, network upgrades and market launches. The timing of our capital expenditures could impact the cash flow we generate in any given quarter and may not be representative of our cash flow for the full year. Our churn levels may fluctuate from quarter to quarter depending on the number of expiring contracts or other factors. Our operating margins could fluctuate from quarter to quarter, depending on marketing expenses, significant fluctuations in the number of new subscribers and our subscriber retention efforts.
Our operations are subject to substantial government regulation, which could significantly increase our costs and increase subscriber churn. Many aspects of our business are regulated to varying degrees by the FCC and some state and local regulatory agencies. The adoption or change of regulations could significantly increase our costs and increase subscriber churn. For example, the FCC, together with the Federal Aviation Administration, regulates tower marking and lighting. In addition, the FCC and the states are increasingly looking to the wireless industry to fund various initiatives, including universal service programs, local telephone number portability, services for the hearing-impaired and emergency 911 networks. Furthermore, many states have imposed significant taxes on the wireless industry and are attempting to regulate consumer protection matters. We are also subject to environmental protection and health and safety regulation, including limits on radio frequency energy from wireless handsets and towers. The failure to comply with any of these regulations, even if hardware and software solutions are not readily available from manufacturers and suppliers, can result in significant penalties.
A number of our FCC licenses to provide wireless services are subject to renewal and potential revocation in the event that we violate applicable laws. A number of our licenses are subject to renewal, generally some each year, upon the expiration of the 10-year period for which they are granted, and we cannot provide assurance that the FCC will renew them. If any of our licenses are forfeited or revoked, we would not be able to provide service in that area unless we contract to resell wireless services of another provider, utilize roaming agreements or lease spectrum from other carriers.
Concern about alleged health risks relating to radio frequency energy may harm our prospects. A number of studies have been conducted to examine the health effects of wireless phone use, and some persons have construed some of the studies as indicating that wireless phone use causes adverse health effects or

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
that wireless phones’ safety has not been established. Some media reports have also suggested that radio frequency energy from wireless handsets, accessories and cell sites may be associated with various health problems, including cancer. In addition, lawsuits have been filed against us and other participants in the wireless industry alleging actual and potential adverse health consequences as a result of wireless phone usage. Some of these lawsuits allege other related claims, including negligence, strict liability, conspiracy and the misrepresentation of or failure to disclose these alleged health risks. If consumers’ health concerns over radio frequency energy increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. Additional studies of radio frequency energy are ongoing and new studies are anticipated. Any negative findings in these studies could increase the risks described above. In addition, an adverse outcome or settlement in the existing and/or any further litigation against us or any other provider of wireless services could have a material adverse effect on our results of operations, financial condition and/or prospects.
Equipment failure and disasters may adversely affect our operations. A major equipment failure or a natural disaster, terrorist act or other breach of network or IT security that affects our wireless telephone switching offices, microwave links, third-party owned local and long distance networks on which we rely, our cell sites or other equipment or the networks of other providers on which our customers roam could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireless system, even for a limited time period, may result in a loss of subscribers or impair our ability to attract new subscribers, which would have a material adverse effect on our business, results of operations and financial condition.
The restricted supply of new telephone numbers could limit or delay our growth in California and some other states. The supply of new telephone numbers in some areas of the U.S. is near exhaustion due to rapidly growing customer demand for additional numbers for wireless handsets and pagers, as well as for Internet access and private branch exchange systems or private telephone networks used within enterprises. Many states have imposed restrictions on carriers’ access to additional numbers, creating shortages and delay in obtaining needed number resources. If we are unable to obtain a sufficient supply of new telephone numbers, our ability to increase our subscriber base would be adversely affected.

Factors Relating to Our Arrangements with AT&T and BellSouth
AT&T and BellSouth may transfer their controlling interests in us and cease to be subject to certain obligations that benefit us, including exclusivity provisions. Under our limited liability company agreement and the stockholders’ agreement among our Manager, AT&T and BellSouth, each of AT&T and BellSouth will cease to be subject to many of the restrictions imposed on it that benefit and protect us, such as restrictions on competition and acquisitions of other wireless businesses, once its ownership interest falls below 10%. Although both AT&T and BellSouth are subject to a number of transfer restrictions, each of them may, under the circumstances described in Item 13, “Certain Relationships and Related Transactions — Our Limited Liability Company Agreement”, sell its interests in us and its common stock in our Manager to third parties, subject to a right of first refusal of the respective other party, or spin-off or split-off its interests in us or its stock in our Manager to its shareholders. In addition, we may lose any competitive advantage we currently gain from our agency relationships and service bundling offerings with AT&T and BellSouth.
AT&T and BellSouth may compete with us in the areas of fixed wireless voice and data services and may resell our services under their own brand names inside their service territories after specified future dates. AT&T and BellSouth have agreed in our limited liability company agreement to engage in the provision of

CINGULAR WIRELESS LLC

PART I

Item 1A.	Risk Factors
U.S. mobile wireless voice and data services only through us and our subsidiaries, but the agreement is subject to significant exceptions, including an exception that permits them to market and sell fixed wireless voice and fixed wireless data services and to market and sell wireless services in areas in which we, our subsidiaries or joint venture affiliates are not providing Cingular-branded services pursuant to FCC licenses. AT&T and BellSouth engage in other competitive activities, such as Wi-Fi wireless data service. AT&T and BellSouth are permitted to resell our services under their own brand names outside their service territories. In addition, if BellSouth or AT&T terminates its wireless agency agreement, it may resell our wireless services in its respective service territories.
The arrangements that we have with AT&T and BellSouth were established at our formation, and may not be as advantageous as similar agreements we negotiate with unaffiliated third parties. We are subject to various agreements with AT&T and BellSouth and their respective affiliates that are material to the conduct of our business, and they may cause us to enter into additional agreements with them in the future. For example, we have entered into agency agreements with AT&T and BellSouth that include pricing and other terms. Although we believe that these agreements, as a whole, are as advantageous to us as those that could otherwise be obtained, we have no independent verification that these agreements are as advantageous as similar agreements we negotiate with unaffiliated third parties.
Under the terms of agreements with AT&T and BellSouth, the scope of our potential business is limited, which could hurt the growth of our business. AT&T and BellSouth have determined that we may not enter into any business other than U.S. and limited foreign mobile wireless voice and data businesses. These restrictions could limit our ability to grow our business through initiatives such as expansion into additional markets and acquisitions of wireless providers that are also engaged in other businesses outside of our permitted activities. These restrictions may also preclude us from pursuing other attractive related or unrelated business opportunities.
AT&T and BellSouth control all important decisions affecting our governance and our operations and may fail to agree on important matters. Under the terms of our limited liability company agreement, our management is exclusively vested in our Manager. Both the board of directors and the strategic review committee of our Manager are comprised of six directors: three elected by AT&T and three elected by BellSouth. Substantially all important decisions of our Manager must be approved by its strategic review committee. It is possible that the committee may be deadlocked regarding matters that are very important to us. Although deadlocks are to be resolved by the chief executive officers of AT&T and BellSouth, if they cannot agree, inaction or disputes may result, which could, among other things, result in us losing important opportunities.
AT&T and BellSouth may have conflicts of interest with us and with each other. Conflicts of interest may arise between us and AT&T and BellSouth and with each other when faced with decisions that could have different implications for us and AT&T or BellSouth, including technology decisions, financial budgets, repayment of member loans from AT&T and BellSouth, the payment of distributions by us, business activities and other matters. They may also take action that favors their businesses and the interests of their shareholders over our wireless business and the interests of our debt holders. Because AT&T and BellSouth control us, conflicts of interest could be resolved in a manner adverse to us or our debt holders. Therefore, we may not always be able to use our resources in the best interest of advancing our business. Any of these types of conflicts could impede our relationship with our members, their ability to manage us efficiently or our ability to operate our business in the best interests of our security holders.